                                                Filed by Western Resources, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                        Subject Company: Western Resources, Inc.
                                                    Commission File No. 001-3523


     On March 30, 2000, Western Resources, Inc., a Kansas corporation, replaced page 8 of an investor presentaton posted on its web site with the following page 8 adding certain information:

New Westar Energy -Pro Forma Valuation *

(dollars in millions, except per share amounts)

                                          Assumes Minimum         Assumes Maximum
Westar Energy Valuation                 Subscription Level      Subscription Level
-----------------------                 ------------------      ------------------
1999 Pro Forma Net Income                          $147.00                 $147.00
Interest on Unallocated Debt (1)                   ($54.45)                ($54.45)
Other Pro Forma Adjustments                         ($8.05)                 ($8.05)
                                        ------------------      ------------------
Net Income                                          $84.50                  $84.50
Shares Outstanding - millions (2)                     38.6                   30.6
EPS                                                  $2.19                   $2.76
Adusted Earnings per Share (3)                       $2.71                   $3.42
Cash Flow per Share (4)                              $6.51                   $8.22
                                        ==================      ==================
Anticipated Dividend                                 $1.20                   $1.20

(1) Unallocated Debt of $1.1 billion.

(2) Minimum subscription assumes 38.6 million shares of Westar Energy and 29 million shares of Westar Capital. Maximum subscription assumes 30.6 million shares of Westar Energy and 37 million shares of Westar Capital. Assumes 1:1 exchange ratio.

(3) Adjusted Earnings per Share is defined as Net Income + Goodwill +
Amortization

(4) Cash Flow per Share is defined as Net Income + Depreciation + Amortization.

* Excludes issuance of approximately $300 million of equity.

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